Room 4561

February 8, 2006

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

      Re: **Manatron, Inc.**
              Form 10-K for Fiscal Year Ended April 30, 2006
              File No. 000-15264

Dear Mr. Sylvester:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief